UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

ATHLON ENERGY INC.

(Name of Subject Company)

ALENCO ACQUISITION COMPANY INC.

(Offeror)

ENCANA CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

047477104

(CUSIP Number of Class of Securities)

Corporate Secretary

Encana Corporation

Suite 4400, 500 Centre Street SE

Calgary, Alberta, Canada T2P 2S5

(403) 645-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Andrew J. Foley

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,818,577,427.00	$676,118.70

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Athlon Energy Inc. (“Athlon”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $58.50, the tender offer price, by (b) the sum of (i) 97,134,446, the number of issued and outstanding Shares (as defined below), (ii) 1,767,619 Shares (at maximum performance levels) subject to outstanding awards of Athlon restricted shares and (iii) 560,797 Shares (at maximum performance levels) subject to outstanding awards of Athlon restricted stock units. The foregoing figures have been provided by the issuer to the offerors and are as of October 6, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.00011620.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $676,118.70	Filing Party: Encana Corporation and Alenco Acquisition Company Inc.
Form or Registration No.: Schedule TO	Date Filed: October 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Encana Corporation, a Canadian corporation (“Encana”), and Alenco Acquisition Company Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Encana, with the Securities and Exchange Commission on October 10, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Athlon Energy Inc., a Delaware corporation (“Athlon”), that are issued and outstanding at a price of $58.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with additional exhibits.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

A.	The following text is hereby added to the cover page of the Offer to Purchase:

“On November 3, 2014, Purchaser extended the initial Expiration Date until 12:00 midnight, New York City time, on Wednesday, November 12, 2014 (one minute after 11:59 P.M. New York City time, on Wednesday, November 12, 2014). The Offer may be further extended as described in this Offer to Purchase. Based on information provided by the depositary for the Offer, as of 4:30 P.M. New York City time on October 31, 2014, approximately 35,302,143 Shares had been validly tendered and not withdrawn pursuant to the Offer. The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(xiii) to the Schedule TO (as defined below). As described in the press release, on November 3, 2014, Encana and the other defendants named therein entered into a memorandum of understanding (the “Memorandum of Understanding”) providing for the settlement of certain litigation in relation to the Offer and the Merger. In connection with the Memorandum of Understanding, Encana, Purchaser and Athlon also entered into an amendment to the Merger Agreement, a copy of which is attached as Exhibit (d)(8) to the Schedule TO, and a summary description of which is set forth below in Section 11 – “The Merger Agreement; Other Agreements—Amendment to the Merger Agreement.”

B.	The text appearing in the box on the cover page is hereby amended and restated in its entirety as follows:

“THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 12, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 12, 2014), UNLESS THE OFFER IS EXTENDED.”

C.	The first paragraph of the cover page of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of September 27, 2014, as amended on November 3, 2014 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Athlon Energy Inc., a Delaware corporation (“Athlon”), Encana Corporation, a Canadian corporation (“Encana”), and Alenco Acquisition Company Inc., a Delaware corporation and an indirect wholly owned subsidiary of Encana (“Purchaser”). Purchaser is offering to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Athlon that are issued and outstanding at a price of $58.50 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.””

D.	The fifth paragraph of the cover page of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date (as defined below)) and not validly withdrawn prior to 12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire) that number of Shares that would represent one Share more than one-half ( 1/2) of the sum of (A) all Shares then outstanding and (B) all Shares that Athlon may be required to issue under the Exchange Agreement (as defined below) and upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then-outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then-outstanding restricted shares, restricted stock units and other equity-based awards denominated in Shares granted pursuant to the Athlon Stock Plan (as defined below)), regardless of the conversion or exercise price or other terms and conditions thereof; and (ii) other customary conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer.” After the

consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Encana, Purchaser and Athlon will cause the Merger to become effective as promptly as practicable without a meeting of stockholders of Athlon in accordance with Section 251(h) of the DGCL.”

E.	The text appearing next to the heading “Scheduled Expiration Date:” on the third line of the Summary Term Sheet is hereby amended and restated in its entirety as follows:

“12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014), unless the Offer (as defined below) is extended.”

F.	The following sentence is hereby added to the end of the answer to the eleventh question of the Summary Term Sheet entitled “Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?”:

“On November 3, 2014, Encana and Purchaser executed letters addressed to each Supporting Stockholder, wherein Encana and Purchaser agreed to waive and release the Supporting Stockholders from all of their respective covenants and obligations under the Tender Support Agreements. See Section 11—“The Merger Agreement; Other Agreements—Release Letters.”

G.	The first sentence of the answer to the twelfth question of the Summary Term Sheet entitled “How long do I have to decide whether to tender pursuant to the Offer” is hereby amended and restated in its entirety as follows:

“You will be able to tender your Shares pursuant to the Offer until 12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014) (the “Expiration Date,” unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire).”

H.	The last sentence of the subsection entitled “The Offer” in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The initial Expiration Date will be 12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014).”

I.	The following paragraphs are hereby added as a new subsection to Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase immediately following the last paragraph of Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase:

“Amendment to Merger Agreement

The following summary description of the Amendment to Merger Agreement is qualified in its entirety by reference to the full text of the Amendment to Merger Agreement, a copy of which is filed as Exhibit (d)(8) to the Schedule TO and is incorporated herein by reference, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Purchaser and Encana” above.

On November 3, 2014, Encana, Purchaser and Athlon entered into an Amendment to the Agreement and Plan of Merger (the “Amendment to Merger Agreement”), which amends the Merger Agreement as follows:

•	the definition of “Material Adverse Effect” has been revised such that no change, event, circumstance or development that occurs after 12:00 midnight, New York City time, on November 7, 2014 (one minute after 11:59 p.m., New York City time, on November 7, 2014) shall be deemed to be, or taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect;

•	the Termination Fee has been reduced from $207.5 million to $59.3 million;

•	Athlon’s obligations to provide prior written notice to Encana for the Notice Period (including any subsequent Notice Period in connection with material revisions to a Superior Proposal) and to negotiate in good faith with Encana with respect to a Superior Proposal or a Change of Board Recommendation, all as described in “- Athlon Board’s Recommendation; Change of Board Recommendation” above, have been removed;

•	an obligation has been added requiring Athlon to publicly disclose, within no more than 24 hours of such Acquisition Proposal being made, the fact of any bona fide and written Acquisition Proposal having been made, provided such Acquisition Proposal would result in any person or entity becoming the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of Athlon and its subsidiaries, taken as a whole, regardless of whether the Athlon Board affirmatively deems it a Superior Proposal; and

•	the initial Expiration Date has been extended to 12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 p.m., New York City time on November 12, 2014).”

J.	The table included in the subsection entitled “Tender Support Agreements” of Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” is hereby amended and restated in its entirety as follows:

Supporting Stockholder	Number of Shares
AP Overseas VII (Athlon FC) Holdings, L.P.	11,808,051
Apollo Athlon Holdings, L.P.	13,431,621
William B.D. Butler	342,109
Melvyn E. Foster, Jr.	698,894
Ted A. Gardner	86,453
Bud W. Holmes	1,139,522
J. Barton Kalsu	3,953
David B. McClelland	706,122
Jennifer L. Palko	1,034,199
James R. Plemons	509,914
Robert C. Reeves	4,776,869
John Souders	217,842
Mark A. Stevens	21,453
Nelson K. Treadway	1,473,383

K.	The following paragraphs are hereby added as a new subsection to Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase, immediately following the last paragraph of Section 11—“The Merger Agreement; Other Agreements—Tender Support Agreements” of the Offer to Purchase:

“Release Letters

The following summary description of the Release Letters is qualified in its entirety by reference to the full text of a form of such Release Letters, a copy of which is filed as Exhibit (d)(9) to the Schedule TO and is incorporated herein by reference, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Purchaser and Encana” above.

On November 3, 2014, Encana and Purchaser executed letters addressed to each Supporting Stockholder (each, a “Release Letter”), wherein Encana and Purchaser agreed to waive and release the Supporting Stockholders from all of their respective covenants and obligations under the Tender Support Agreements.”

L.	The information set forth in Section 17 – “Certain Legal Matters; Regulatory Approvals – Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Following the announcement of the execution of the Merger Agreement: (i) a purported stockholder class action and derivative action challenging the Merger was filed in the District Court of Tarrant County, Texas on October 6, 2014, being Matt Youdall, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of Athlon Energy Inc. v. Encana Corporation et al, Case No. 342-274894-14 (the “Youdall Complaint”); (ii) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 9, 2014, being Gary Shayne, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10218 (the “Shayne Complaint”); (iii) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 17, 2014, being Maxine Phillips, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10246 (the “Phillips Complaint”); (iv) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 17, 2014, being Mandle Rousseau, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10250 (the “Rousseau Complaint”); and (v) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 23, 2014, being The City of Cambridge Retirement System, on behalf of itself and on behalf of all others similarly situated v. Robert C. Reeves et al, Case No. 10277 (the “Cambridge Complaint,” and together with the Youdall Complaint, the Shayne Complaint, the Phillips Complaint and the Rousseau Complaint, collectively, the “Complaints”).

The Youdall Complaint names as defendants the members of the Athlon Board, Encana and us. Each of the Shayne Complaint, the Phillips Complaint and the Rousseau Complaint names as defendants Athlon, the members of the Athlon Board, Encana and us. The Cambridge Complaint names as defendants the members of the Athlon Board, Apollo Global Management, LLC, Encana and us. The Complaints allege that the members of the Athlon Board breached their fiduciary duties to Athlon’s stockholders in connection with the Merger, and that the Merger Agreement contemplates inadequate and unfair consideration, was the product of an inadequate sales process and contains unreasonable deal protection devices that purportedly preclude competing offers. The Complaints further allege that Encana and, in the case of the Cambridge Complaint, Apollo Global Management, LLC, aided and abetted the purported breaches of fiduciary duty. The Phillips Complaint, the Rousseau Complaint and the Cambridge Complaint also allege that the Schedule 14D-9 filed by Athlon is materially misleading and/or fails to disclose material information necessary for a reasonable stockholder to make an informed decision regarding the Offer. The actions seek injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief.

The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. See Section 17 – “Certain Legal Matters; Regulatory Approvals – Litigation – Memorandum of Understanding” for a summary description of the Memorandum of Understanding which provides for the settlement of the Complaints.

A copy of each of the Youdall Complaint, the Shayne Complaint, the Phillips Complaint, the Rousseau Complaint and the Cambridge Complaint are attached to the Schedule TO as Exhibits (a)(5)(vii), (a)(5)(ix), (a)(5)(x), (a)(5)(xi) and (a)(5)(xii) respectively, and are hereby incorporated by reference.

Memorandum of Understanding. The following summary description of the Memorandum of Understanding is qualified in its entirety by reference to the full text of the Memorandum of Understanding, a copy of which is filed as Exhibit (a)(5)(xiv) to the Schedule TO and is incorporated herein by reference, which you may examine and copy as set forth in Section 8—“Certain Information Concerning Purchaser and Encana” above.

On November 3, 2014, the parties to the Complaints filed in the Court of Chancery of The State of Delaware and the District Court of Tarrant County, Texas, entered into a memorandum of understanding (the “Memorandum of Understanding”) providing for the settlement of the Complaints, pursuant to which, among other things, Encana, Purchaser and Athlon agreed to amend certain provisions of the Merger Agreement. Pursuant to the Memorandum of Understanding, the plaintiffs agreed to stay the proceedings in the Complaints pending the negotiation, execution and final approval of a settlement agreement and settlement by the Court of Chancery of The State of Delaware.

Under the Memorandum of Understanding, the settlement would resolve the allegations by all plaintiffs in the Complaints against all defendants in the Complaints in connection with the Merger Agreement, and any disclosures related to the transactions contemplated thereby and, pending approval of the Court of Chancery of The State of Delaware, provide for a release by the putative class of Athlon’s stockholders of all claims asserted against all defendants in the Complaints and certain related persons in connection with the Merger Agreement and the transactions contemplated thereby.

Pursuant to the Memorandum of Understanding, Encana, Athlon and Purchaser agreed, among other things, to amend the Merger Agreement to (a) reduce the amount of the Termination Fee, (b) waive Athlon’s obligations to provide prior written notice and negotiate in good faith with Encana with respect to a Superior Proposal or Change of Board Recommendation, (c) require Athlon to publicly disclose, within 24 hours, the fact of any bona fide and written Acquisition Proposal having been made, provided such Acquisition Proposal would result in any person or entity becoming the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of Athlon and its subsidiaries, taken as a whole, regardless of whether the Athlon Board affirmatively deems it a Superior Proposal, and (d) extend the initial expiration date of the Offer until 12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 P.M., New York City time, on November 12, 2014). The amendments to the Merger Agreement are more fully described in Section 11—“The Merger Agreement; Other Agreements—Amendment to Merger Agreement.” Pursuant to the Memorandum of Understanding, Athlon will amend its Schedule 14D-9 to include additional supplemental disclosures.

Pursuant to the Memorandum of Understanding, Encana and Purchaser agreed to fully release each of the Supporting Stockholders from its obligations under its Tender Support Agreement. See Section 11—“Merger Agreement; Other Agreements—Release Letters.”

In addition, the settlement is subject to the satisfaction of additional conditions relating to, among other things, negotiation of a definitive settlement agreement and receipt of approval of the settlement from the Court of Chancery of The State of Delaware. There can be no assurance that the parties will ultimately enter into a definitive settlement agreement or that the Court of Chancery of The State of Delaware will approve the settlement. If a definitive settlement agreement is not executed or the conditions to settlement are not met, the settlement as contemplated by the Memorandum of Understanding would be of no further force and effect.”

M.	All references to the scheduled expiration date of the Offer being “12:00 midnight, New York City time, on Friday, November 7, 2014 (one minute after 11:59 P.M. New York City time, on Friday, November 7, 2014),” set forth in the Letter of Transmittal (Exhibit (a)(1)(ii)), Notice of Guaranteed Delivery (Exhibit (a)(1)(iii)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(v)) are hereby replaced with “12:00 midnight, New York City time, on Wednesday, November 12, 2014 (one minute after 11:59 P.M. New York City time, on Wednesday, November 12, 2014).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(xiii)	Press Release issued by Encana, dated November 3, 2014.

(a)(5)(xiv)	Memorandum of Understanding, dated November 3, 2014, by and among the parties to the actions described in the Complaints.

(d)(8)	Amendment to the Agreement and Plan of Merger, dated November 3, 2014, by and among Athlon, Encana and Purchaser.

(d)(9)	Form of Release Letter, dated November 3, 2014, executed by Encana and Purchaser and addressed to the Supporting Stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014

ENCANA CORPORATION

By:	/s/ Jeffrey G. Paulson
	Name:	Jeffrey G. Paulson
	Title:	Vice-President, Corporate Legal Services & Corporate Secretary

ALENCO ACQUISITION COMPANY INC.

By:	/s/ Andrew L. Rogers
	Name:	Andrew L. Rogers
	Title:	Vice-President

EXHIBIT INDEX

Index No.

(a)(1)(i)*	Offer to Purchase, dated October 10, 2014.

(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in The New York Times on October 10, 2014.

(a)(5)(i)	Joint Press Release issued by Encana and Athlon, dated September 29, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 29, 2014).

(a)(5)(ii)	Investor Presentation, dated September 29, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 29, 2014).

(a)(5)(iii)	Transcript of Investor Conference Call held by Encana on September 29, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(iv)	Transcript of Media Conference Call held by Encana on September 29, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(v)	Transcript of Video Announcing the Acquisition (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(vi)	Investor Presentation, dated October 1, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on October 1, 2014).

(a)(5)(vii)*	Complaint filed by Matt Youdall, individually, on behalf of all others similarly situated and derivatively on behalf of Athlon, on October 6, 2014, in the District Court of Tarrant County, Texas.

(a)(5)(viii)*	Press Release issued by Encana, dated October 10, 2014.

(a)(5)(ix)*	Complaint filed by Gary Shayne, individually and on behalf of all others similarly situated, on October 9, 2014, in the Court of Chancery of The State of Delaware.

(a)(5)(x)*	Complaint filed by Maxine Phillips, individually and on behalf of all others similarly situated, on October 17, 2014, in the Court of Chancery of The State of Delaware.

(a)(5)(xi)*	Complaint filed by Mandle Rousseau, individually and on behalf of all others similarly situated, on October 17, 2014, in the Court of Chancery of The State of Delaware.

(a)(5)(xii)*	Complaint filed by The City of Cambridge Retirement System, on behalf of itself and on behalf of all others similarly situated, on October 23, 2014, in the Court of Chancery of The State of Delaware.

(a)(5)(xiii)	Press Release issued by Encana, dated November 3, 2014.

(a)(5)(xiv)	Memorandum of Understanding, dated November 3, 2014, by and among the parties to the actions described in the Complaints.

(d)(1)	Agreement and Plan of Merger, dated September 27, 2014, by and among Athlon, Encana and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

(d)(2)*	Confidentiality Agreement, dated September 5, 2014, by and between Encana and Athlon.

(d)(3)*	Form of Tender Support Agreement, dated September 27, 2014, by and among Encana, Purchaser and AP Overseas VII (Athlon FC) Holdings, L.P., Apollo Athlon Holdings, L.P and certain directors of Athlon.

(d)(4)*	Form of Tender Support Agreement, dated September 27, 2014, by and among Encana, Purchaser and certain members of Athlon’s management.

(d)(5)*	Form of Non-Exchange Agreement, dated September 27, 2014, by and among Encana, Purchaser, Athlon and certain unitholders of Athlon Holdings LP.

(d)(6)	Form of Amendment to Employment Agreement, dated September 27, 2014, by and between Athlon and Robert C. Reeves (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

Index No.

(d)(7)	Form of Amendment to Employment Agreements, dated September 27, 2014, by and between Athlon and certain officers of Athlon (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

(d)(8)	Amendment to the Agreement and Plan of Merger, dated November 3, 2014, by and among Athlon, Encana and Purchaser.

(d)(9)	Form of Release Letter, dated November 3, 2014, executed by Encana and Purchaser and addressed to the Supporting Stockholders.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.